Exhibit 99.1

Gridsum Holding Inc. Announces Completion of Merger

BEIJING, March 25, 2021 /PRNewswire/ — Gridsum Holding Inc. (“Gridsum” or the “Company”) (NASDAQ: GSUM), a leading provider of cloud-based big-data analytics and artificial intelligence (“AI”) solutions in China, today announced the completion of the merger with Gridsum Growth Inc. (“Merger Sub”), a wholly-owned subsidiary of Gridsum Corporation (“Parent”), pursuant to the previously announced agreement and plan of merger, dated as of September 30, 2020 (the “Merger Agreement”), by the Company, Parent and Merger Sub. As a result of the merger, the Company became a wholly-owned subsidiary of Parent and will cease to be a publicly traded company.

Under the terms of the Merger Agreement, each of the Company’s ordinary shares, par value US$0.001 per share (each a “Share”) issued and outstanding immediately prior to the effective time of the merger, has been cancelled in exchange for the right to receive US$2.00 in cash per Share without interest, and, for the avoidance of doubt, each of the Company’s American depositary shares (each an “ADS”), each representing one Class B ordinary Share, issued and outstanding immediately prior to the effective time of the merger, has been cancelled in exchange for the right to receive US$2.00 in cash per ADS without interest (less $0.05 per ADS cancellation fees), in each case, net of any applicable withholding taxes, other than (a) Shares (including Shares represented by ADSs) owned by Parent, Merger Sub or the Company (as treasury, if any) or by any of their direct or indirect wholly-owned subsidiaries, (b) Shares (including Shares represented by ADSs), if any, reserved (but not yet allocated) by the Company for settlement upon exercise or vesting of any options (the “Options”) or restricted share units (the “Restricted Share Units”) of the Company issued under its share incentive plans, (c) Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenter rights under the Cayman Islands Companies Law, and (d) Shares (including Shares represented by ADSs), the Options and Restricted Share Units held by certain rollover shareholders (Shares described under (a) through (d) above are collectively referred to herein as the “Excluded Shares”).

Shareholders of record as of the effective time of the merger who are entitled to the merger consideration will receive a letter of transmittal and instructions on how to surrender their share certificates in exchange for the merger consideration (net of any applicable withholding taxes). Shareholders should wait to receive the letter of transmittal before surrendering their share certificates. As soon as practicable after this announcement, CITIBANK, N.A. (the “ADS Depositary”) will call for the surrender of all ADSs (other than any ADS that represents Excluded Shares) for delivery of the merger consideration. Upon the surrender of ADSs, the ADS Depositary will pay to the surrendering holders US$2.00 per ADS surrendered in cash without interest (less $0.05 per ADS cancellation fees) and net of any applicable withholding taxes.

The Company also announced today that it requested that trading of its ADSs on the NASDAQ Global Select Market (the “NASDAQ”) be suspended as of March 25, 2021. The Company requested that the NASDAQ file a Form 25 with the U.S. Securities and Exchange Commission (the “SEC”) notifying the SEC of the delisting of its ADSs on the NASDAQ and the deregistration of the Company’s registered securities. The deregistration will become effective 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. The Company intends to terminate its reporting obligations under the Securities Exchange Act of 1934, as amended, by promptly filing a Form 15 with the SEC. The Company’s obligation to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

About Gridsum

Gridsum Holding Inc. (NASDAQ: GSUM) is a leading provider of cloud-based big-data analytics and AI solutions for multinational and domestic enterprises and government agencies in China. Gridsum’s core technology, the Gridsum Big Data Platform and the Gridsum Prophet: Enterprise AI Engine, is built on a distributed computing framework and performs real-time multi-dimensional correlation analysis of both structured and unstructured data. This enables Gridsum’s customers to identify complex relationships within their data and gain new insights that help them make better business decisions. The Company is named “Gridsum” to symbolize the combination of distributed computing (Grid) and analytics (sum). As a digital intelligence pioneer, the Company’s mission is to help enterprises and government organizations in China use data in new and powerful ways to make better-informed decisions and be more productive.

For more information, please visit http://www.gridsum.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Forward-looking statements involve inherent risks and uncertainties. Many factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the substantial doubt about the Company’s ability to continue as a going concern, duration and impact of the COVID-19 pandemically, and other risks and uncertainties discussed in documents filed with the U.S. Securities and Exchange Commission by the Company. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Gridsum undertakes no duty to update such information except as required under applicable law.

Investor Relations

Gridsum
ir@gridsum.com

Christensen

In China
Mr. Eric Yuan
Phone: +86-10-5900-1548
Email: Eyuan@christensenir.com

In U.S.
Mr. Tip Fleming

Phone: +1 917 412 3333
Email: tfleming@christensenir.com